August 14, 2019

Frank Bedu-Addo
Chief Executive Officer
PDS Biotechnology Corporation
300 Connell Drive, Suite 4000
Berkeley Heights, NJ 07922

       Re: PDS Biotechnology Corporation
           Registration Statement on Form S-1
           Filed August 2, 2019
           File No. 333-232988

Dear Dr. Bedu-Addo:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please include a description of capital stock section in the prospectus to describe this provision and disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 Frank Bedu-Addo
PDS Biotechnology Corporation
August 14, 2019
Page 2
      your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.



                                                             Sincerely,
FirstName LastNameFrank Bedu-Addo
                                                             Division of
Corporation Finance
Comapany NamePDS Biotechnology Corporation
                                                             Office of
Healthcare & Insurance
August 14, 2019 Page 2
cc:       Emilio Ragosa, Esq.
FirstName LastName